SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SUNCOKE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86722Y 101

(CUSIP Number)

Katherine T. Gates

Senior Vice President, General Counsel and Chief Compliance Officer

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

(630) 824-1000

With a copy to:

Mike Rosenwasser

Michael Swidler

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

(212) 408-2511

(212) 259-2511 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sun Coal & Coke LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4 .	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,499,899 units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,499,899 units

11 .	Aggregate Amount Beneficially Owned by each Reporting Person 28,499,899 units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%*
14.	Type of Reporting Person OO

*	Calculation of percentage is based on a total of 28,499,899 common units outstanding following the closing of the Merger described in Item 4 hereto on June 28, 2019.

1.	Names of Reporting Persons. SunCoke Energy, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,499,899 units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,499,899 units

11.	Aggregate Amount Beneficially Owned by each Reporting Person 28,499,899 units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%*
14.	Type of Reporting Person CO

*	Calculation of percentage is based on a total of 28,499,899 common units outstanding following the closing of the Merger described in Item 4 hereto on June 28, 2019.

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) concerning the common units representing limited partner interests (the “Common Units”) of SunCoke Energy Partners, L.P. (the “Partnership”) originally filed by SunCoke Energy, Inc. (“SXC”) and Sun Coal & Coke LLC (“SC&C” and, together with SXC, the “Reporting Persons”) on February 4, 2013, as amended by: Amendment No. 1 to Schedule 13D, filed on March 10, 2016; Amendment No. 2 to Schedule 13D, filed on November 7, 2016; Amendment No. 3 to Schedule 13D, filed on April 27, 2017; Amendment No. 4 to Schedule 13D, filed on June 15, 2017; and Amendment No. 5 to Schedule 13D, filed on February 5, 2019 (“Amendment No. 5”) (the Original Schedule 13D, as so amended, the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. This is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

The Reporting Persons are hereby jointly filing this Amendment because, due to certain affiliations and relationships among them, they may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is annexed to the Original Schedule 13D as Exhibit A.

Item 1.	Security and Issuer

No changes to this Item.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

The list of executive officers and directors of certain of the Reporting Persons set forth on Schedule A (each, a “Listed Person”) is hereby amended such that the number under the heading “Units” across from each Listed Person’s name is zero (0), indicating that, following the consummation of, and as a result of, the Merger (as defined below), no Listed Person is the beneficial owner of Common Units.

Item 3. Sources and Amount of Funds or Other Consideration

No changes to this Item.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 28, 2019, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) among the Partnership, SunCoke Energy Partners GP LLC, the general partner of the Partnership, SXC and SC Energy Acquisition LLC, a wholly owned subsidiary of SXC (“Merger Sub”), Merger Sub merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of SXC (the “Merger”). Pursuant to the Merger Agreement, all outstanding Common Units, other than those owned by the Reporting Persons, were canceled and converted into the right to receive common stock of SXC. Therefore, as a result of the Merger, the Reporting Persons own all of the outstanding Common Units, and the Common Units are no longer publicly traded. Additionally, all of the Partnership’s incentive distribution rights remain unaffected by the Merger.

The forgoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit No. 1 to Amendment No. 5 and is incorporated herein by reference to this Item 4.

Except for those matters set forth above in this Amendment, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons have the right to and may change their purposes or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Merger described in Item 4 hereto, the Reporting Persons own all of the outstanding Common Units of the Partnership, none of which are publicly traded. Therefore, the Reporting Persons ceased to be the beneficial owners of more than 5% of publicly traded Common Units of the Partnership. Furthermore, because the registration of the Common Units will be terminated, Common Units held by the Reporting Persons and their respective subsidiaries will no longer be subject to reporting under Section 13(d) of the Exchange Act once deregistration is effective. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

The information provided in Item 4 above is incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information provided in Item 4 above is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 1, 2019

SUN COAL & COKE LLC

By:	/s/ Fay West
Name:	Fay West
Title:	Senior Vice President and Chief Financial Officer

SUNCOKE ENERGY, INC.

By:	/s/ Fay West
Name:	Fay West
Title:	Senior Vice President and Chief Financial Officer